Exhibit 99.2

SU Group Announces Closing of $6 Million Public Offering

HONG KONG, May 13, 2026 /PRNewswire/ -- SU Group Holdings Limited (Nasdaq: SUGP) ("SU Group" or the "Company"), an integrated security-related engineering services company in Hong Kong, today announced the closing of its public offering of securities as described below for aggregate gross proceeds to the Company of $6 million, before deducting agent fees and other estimated expenses payable by the company.

The offering consists of 3,000,000 Units (“Units”), each Unit consisting of (i) one pre-funded warrant (a “Pre-Funded Warrant”) to purchase one Class A ordinary share (“Class A ordinary share”), and (ii) two warrants with a twenty-five-month term, each warrant to purchase one Class A ordinary share (the “Warrants”).

We offered each Unit at a public offering price of US$2.00 per Unit. Each of the Warrants will be immediately exercisable for one Class A ordinary share at an exercise price of US$5.50 per share.

The Company filed a final prospectus relating to the offering with the U.S. Securities and Exchange Commission on May 12, 2026, which describes, among other things, the number and terms of the securities sold in the offering.

In connection with this offering, the Company entered into a registration rights agreement with the investors in this offering, pursuant to which the Company will be obligated to file a resale registration statement, subsequent to this offering, covering the Class A ordinary shares underlying the Warrants and the Pre-Funded Warrants that are not covered by the registration statement.

In connection with this offering, the Company entered into an escrow agreement with WallachBeth Capital, LLC and Continental Stock Transfer & Trust Company, as escrow agent. Pursuant to the escrow agreement a portion of the proceeds of this offering will be held in escrow and not released to the Company until no later than two trading days after the resale registration statement is declared effective by the U.S. Securities and Exchange Commission.

The Company intends to use the net proceeds of the offering (i) to pursue strategic acquisitions and investment opportunities to strengthen our market position and further enhance our competitiveness in the security services industry and (ii) for general working capital purposes.

WallachBeth Capital, LLC acted as sole placement agent for the offering. Nauth LPC acted as US securities counsel to the Company and Hunter Taubman Fischer & Li LLC acted as US securities counsel to Wallachbeth Capital, LLC.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the U.S. Securities and Exchange Commission for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this report within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this report and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.